                           UNITED STATES                                              --------------
                 SECURITIES AND EXCHANGE COMMISSION                                        OMB
                       Washington, D.C. 20549                                            APPROVAL
                                                                                      --------------
                            FORM 12b-25                                                OMB Number:
                                                                                        3235-0058
                    NOTIFICATION OF LATE FILING                                          Expires
                                                                                       January 31,
                                                                                           2005
(Check One):     [X] Form 10-K      [_] Form 20-F      [_] Form 11-K                    Estimated
                    [_] Form 10-Q      [_] Form N-SAR                                 average burden
                                                                                        hours per
                                                                                      response..2.50
For Period Ended: December 31, 2001                                                   --------------
                                                                                       SEC File No.

                         [_] Transition Report on Form 10-K                             000-26479
                                                                                      --------------
                         [_] Transition Report on Form 20-F                             CUSIP No.

                         [_] Transition Report on Form 11-K                            977823-20-2
                                                                                      --------------
                         [_] Transition Report on Form 10-Q

                         [_] Transition Report on Form N-SAR


For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type
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   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________________________________
PART I - REGISTRANT INFORMATION

 WOLFPACK CORPORATION
_______________________________________________________________________________
Full Name of Registrant

 N/A
_______________________________________________________________________________
Former Name if Applicable

4021 Stirrup Creek Drive, Suite 400
Research Triangle Park
_______________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Durham, NC 27703
_______________________________________________________________________________
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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
[X] (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or
       Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company could not complete the Form 10-KSB within the required time period without unreasonable efforts and expense because difficulties encountered in the accounting treatment for certain items in the disposal of a subsidiary.
Accordingly, and extension of 15 days to file the required financial statements is requested.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

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

         E. Eugene Whitmire    (919)         419-7733
         __________________ ___________ __________________
              (Name)        (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
    thereof?   [X] Yes  [_] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              WOLFPACK CORPORATION
_______________________________________________________________________________
                  Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 31, 2002          By:  /s/ E. Eugene Whitmire
     _______________              ___________________________
                                       E. Eugene Whitmire
                                       Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION
        Intentional misstatements or omissions of fact constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).
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                             General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (((S)) 232.201 or ((S)) 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (((S)) 232.13(b) of this chapter).



                              WOLFPACK CORPORATION

                                   EXPLANATION

                                   Form 12b-25

Part IV (3) - Other Information

Under the terms of the stock purchase transaction that closed on September 28, 2001, between Wolfpack Corporation and certain stockholders of equitel, inc., such stockholders now own a majority of the stock of Wolfpack Corporation. Accordingly, this transaction is being accounted for as a reverse acquisition. Therefore, the historical financial statements of Wolfpack Corporation are being restated to that of the former equitel, inc. As such, the results from operations for the twelve months ended December 31, 2001, will now reflect the historical results of equitel, inc. and will be significantly different than those previously filed for Wolfpack Corporation for that period. A reasonable estimate of the results cannot be made because (i) of the reasons provided in response to Part III, and (ii) the time required to prepare and properly review such estimates in relation to the required filing date of this Form 12b-25.